Filed Pursuant To Rule 433
Registration No. 333-174278
September 19, 2011

Dear Biotech Follower,

Prana Biotechnology’s (NASDAQ:PRAN) lead compound PBT2 for treating Alzheimer’s disease has been peer reviewed in Volume 119 of the Journal of Neurochemistry.

One on One Management Meetings available to discuss the peer reviewed article

Management is available to discuss the peer reviewed data:

New York City: Tuesday September 20 and Wednesday September 21 (Geoffrey Kempler only)
Boston: Thursday September 22 (Rudy Tanzi and Geoffrey Kempler)

To arrange a meeting or call please contact me at
christopher.chu@grayling.com
or call 646-284-9426

Journal of Neurochemistry
The goal of the article is to present the cellular mechanism of action for PBT2. The full article will require journal membership but the abstract is below.

Title: The Alzheimer’s therapeutic PBT2 promotes amyloid-β degradation and GSK3 phosphorylation via a metal chaperone activity

Abstract: Impaired metal ion homeostasis causes synaptic dysfunction and treatments for Alzheimer’s disease (AD) that target metal ions have therefore been developed. The leading compound in this class of therapeutic, PBT2, improved cognition in a clinical trial with AD patients. The aim of the present study was to examine the cellular mechanism of action for PBT2. We show PBT2 induces inhibitory phosphorylation of the α- and β-isoforms of glycogen synthase kinase 3 and that this activity is dependent on PBT2 translocating extracellular Zn and Cu into cells. This activity is supported when Aβ:Zn aggregates are the source of extracellular Zn and adding PBT2 to Aβ:Zn preparations promotes Aβ degradation by matrix metalloprotease 2. PBT2-induced glycogen synthase kinase 3 phosphorylation appears to involve inhibition of the phosphatase calcineurin. Consistent with this, PBT2 increased phosphorylation of other calcineurin substrates, including cAMP response element binding protein and Ca2+/calmodulin-dependent protein kinase. These data demonstrate PBT2 can decrease Aβ levels by sequestering the Zn that promotes extracellular formation of protease resistant Aβ:Zn aggregates, and that subsequent intracellular translocation of the Zn by PBT2 induces cellular responses with synapto-trophic potential. Intracellular translocation of Zn and Cu via the metal chaperone activity of PBT2 may be an important mechanism by which PBT2 improves cognitive function in people with AD.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology. For further information please visit the Company’s web site at www.pranabio.com.

We have filed a registration statement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and registration statement dated May 17, 2011 and the prospectus supplement dated July 13, 2011 and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.